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PART 8

PAYMENTS

23.

Currency of Account and Payment

23.01

The Borrower waives any right it may have in any jurisdiction to pay any amount hereunder in a currency other than that in which it is expressed to be payable hereunder. Each amount payable under any of the Financing Documents shall be paid in the currency in which it is expressed to be denominated or payable, all costs and expenses will be paid in the currency in which they were incurred and all payments in terms of Part 5 shall be made in the currency specified by the party claiming thereunder.

23.02

If any sum due from any Obligor under any of the Financing Documents or under any order or judgement given or made in relation thereto has to be converted from the currency (the “first currency”) in which the same is payable into another currency (the “second currency”) for any purpose including without limitation (i) making or filing a claim or proof against any Obligor, (ii) obtaining an order or judgement in any court or other tribunal or (iii) enforcing any order or judgement given or made in relation to any of the Financing Documents, the Borrower shall indemnify and hold harmless each of the persons to whom such sum is due from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which such person may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof.

24.

Payments

24.01

On each date on which this Agreement requires an amount to be paid by the Borrower or any of the Banks hereunder, the Borrower or, as the case may be, such Bank shall make the same available to the Agent prior to 11.00 a.m. by payment in Sterling and in immediately available funds to such account in the United Kingdom as the Agent may have specified for this purpose.

24.02

Save as otherwise provided herein, each payment received by the Agent for the account of another person pursuant to Clause 24.01 shall be made available by the Agent to such other person (in the case of a Bank, for the account of its Facility Office) in immediately available funds on the due date for payment hereunder by transfer to such account of such person with such bank in London as such person shall have previously notified to the Agent.

24.03

Except to the extent otherwise provided in the Financing Documents and to the extent that the same are exclusively for the account of the Agent or any Bank or Banks, each payment received by the Agent from any Obligor shall be promptly distributed by the Agent among the Banks pro rata to their respective entitlements thereto.

24.04

All payments made by the Borrower hereunder shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

24.05

All moneys received, recovered or realised by the Banks by virtue of any guarantee of the Borrower’s obligations hereunder may, in the Agent's discretion, be credited to an interest bearing suspense or impersonal account and may be held in such account for so long as the Agent thinks fit pending the application from time to time (as the Agent may reasonably think fit) of such moneys in or towards the payment and discharge of any amounts owing by the Borrower to such Banks hereunder.

24.06

Where a sum is to be paid hereunder to the Agent for the account of another person, the Agent shall not be obliged to make it available to that other person until it has been able to establish to its reasonable satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received the sum it paid out, then the person to whom such sum was so made available shall on request refund the same to the Agent together with an amount sufficient to reimburse the Agent for any amount it may have been required to pay out by way of interest on moneys borrowed to fund the sum in question during the period beginning on the business day on which the sum in question was made available to such person and ending on the date on which the Agent receives the same.

24.07

If any payment hereunder falls due on a day which is not a business day, it shall fall due on the next succeeding business day unless that day falls in the next calendar month in which case the payment shall fall due on the preceding business day. Interest, fees and commission payable hereunder shall be adjusted accordingly.

24.08

If a change in any currency of a country occurs after the date of this Agreement, the Financing Documents will be amended to the extent that the Agent and the Banks (acting reasonably) consider to be required in order to reflect the change in currency and to put the Banks in the same position, so far as possible, as they would have been in if no such change in currency had occurred.

24.09

If more than one currency or currency unit is at the same time recognised by the central bank of any country as the lawful currency of that country then:

(i)

any reference in the Financing Documents to, and any obligations arising under the Financing Documents in the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank of such country for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

24.10

Save to the extent otherwise agreed by the Agent and the Banks, if the Agent receives any payment which is insufficient to discharge all of the amounts then due and payable by the Borrower under the Financing Documents, it shall apply such payment in respect of unpaid costs and expenses due to it, then to accrued interest due and unpaid, then to any amount of principal due but unpaid and finally to any other amount, in each case payable under the Financing Documents.

25.

Set-Off

The Borrower authorises the Agent and each Bank to hold as security for all sums which are now or which may at any time hereafter become due to the Agent and the Banks or any of them by the Borrower under the Financing Documents any balances, credits, deposits, accounts or monies to which it is entitled on any account with the Agent or that Bank and to apply any such balances, credits, deposits, accounts or monies at any time (without prior notice to the Borrower) in satisfaction of any such sums. The Agent or the relevant Bank shall inform the Borrower as soon as reasonably practicable after the occurrence of any set-off or application under this Clause. For this purpose, each Bank is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary to effect such application. No Bank shall be obliged to exercise any right given to it by this Clause 25. The Borrower agrees to the application of any such balances, credits, deposits, accounts or monies in satisfaction of any such sums due and payable by it but unpaid.

26.

Re-distribution of Payments

If, at any time, the amount which any Bank (a ''Recovering Bank”) has received or recovered (whether by payment, the exercise of a right of set-off or combination of accounts or otherwise of any payment (a “relevant payment”) to be made under the Financing Documents by any member of the Group for account of such Recovering Bank and one or more other Banks is greater (the amount of such excess being herein called an “excess amount”) than its proportional entitlement, then:

(i)

such Recovering Bank shall pay to the Agent an amount equal to such excess amount;

(ii)

the Agent shall treat the amount received by it from such Recovering Bank pursuant to paragraph (i) as if such amount had been received by it from such member of the Group in respect of such relevant payment and shall pay the same to the persons entitled thereto (including such Recovering Bank) pro rata to their respective entitlements thereto; and

(iii)

the liability of such member of the Group to the Recovering Bank shall be treated as not having been reduced by reason of such member's payment of the excess amount but shall be treated as reduced to each Bank by the shared amount thereof.

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PART 9

FEES, COSTS AND EXPENSES

27.

Fees

27.01

Deleted.

27.02

Deleted.

27.03

The Borrower shall pay to the Agent for its own account the agency fee specified in the letter dated on or around the date hereof from the Agent to the Borrower at the times and in the amounts specified in such letter.

27.04

Fees and commission shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

28.

Costs and Expenses

28.01

The Borrower shall, from time to time on demand by the Agent reimburse the Agent for all reasonable costs and expenses (including legal fees and value added tax) properly incurred by it in connection with the negotiation, preparation and execution of the Financing Documents including, without limitation, the Security Documents to be executed after the date hereof, the completion of the transactions herein contemplated and the syndication of the Facility.

28.02

The Borrower shall, from time to time on demand by the Agent, reimburse the Agent and the Banks for all reasonable costs and expenses (including legal fees and value added tax) properly incurred in or in connection with the conduct of the Facility and the preservation and/or enforcement and/or release of any of the rights of the Agent and the Banks under the Financing Documents.

28.03

The Borrower shall pay all stamp, registration and other taxes to which the Financing Documents or any judgement given in connection therewith are at any time subject and shall, from time to time on demand by the Agent, indemnify the Agent and the Banks against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

28.04

The Agent may apply any part of an Advance in payment and/or reimbursement to itself of any fees, costs, expenses or other payments due by the Borrower under Clauses 27 and 28 and the Borrower hereby irrevocably authorises the deduction of such payment and/or such reimbursement from any Advance.

28.05

If the Borrower fails to perform any of its obligations under this Clause 28, each Bank shall indemnify the Agent against its Pro Rata Percentage of any loss incurred by the Agent as a result of such failure and the Borrower shall forthwith reimburse each Bank for any payment made by it pursuant to this Clause 28.05.

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PART 10

AGENCY PROVISIONS

29.

The Agent, the Arranger and the Banks

29.01

Each Bank and the Arranger hereby appoints the Agent to act as its agent in connection with the Financing Documents herewith and authorises the Agent:

(i)

to execute and deliver on its behalf the Intercreditor Agreement and any other Financing Document approved by it and which requires to be executed by it or on its behalf;

(ii)

to release any security constituted by the Security Documents which requires to be released in connection with any Permitted Disposal; and

(iii)

to exercise such rights, powers and discretions as are specifically delegated to the Agent by the terms thereof together with all such rights, powers and discretions as are reasonably incidental thereto.

The relationship between the Agent and the Arranger and each Bank is that of agent and principal only unless otherwise specifically provided in any of the Financing Documents. Except as specifically set out in the Financing Documents, the Arranger has no duties of any kind to any other person under or in connection with any of the Financing Documents.

29.02

The Agent may:

(i)

assume that:

(a)

any representation made by any member of the Group in connection with the Financing Documents is true;

(b)

no Event of Default or Potential Event of Default has occurred; and

(c)

none of the members of the Group is in breach of or default under their respective obligations under the Financing Documents, unless it has actual knowledge or actual notice to the contrary;

(ii)

assume that the Facility Office of each Bank is that identified with its signature below or in any Transfer Certificate until it has received from such Bank a notice designating some other office of such Bank to replace its Facility Office and act upon any such notice until the same is superseded by a further such notice;

(iii)

engage and pay for the advice or services of any lawyers, accountants, surveyors, valuers or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(iv)

rely as to any matters of fact which might reasonably be expected to be within the knowledge of any member of the Group upon a certificate signed by or on behalf of such member;

(v)

rely upon any communication or document believed by it to be genuine;

(vi)

refrain from exercising any right, power or discretion vested in it as agent hereunder unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it would be exercised; and

(vii)

refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with the Financing Documents until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

29.03

The Agent shall:

(i)

promptly inform each Bank of the contents of all relevant notices or documents received by the Agent from any member of the Group hereunder;

(ii)

promptly notify each Bank of the occurrence of any Event of Default of which the Agent has actual knowledge or actual notice;

(iii)

save as otherwise provided in the Financing Documents, act as agent in connection with the Financing Documents in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on all of the Banks; and

(iv)

if so instructed by an Instructing Group, grant any Waiver Letter or refrain from exercising any right, power or discretion vested in it as agent under the Financing Documents.

29.04

The Agent may with the agreement of the Borrower and an Instructing Group amend any term of any of the Financing Documents except if the effect of such amendment would be to:

(i)

increase any Bank’s Commitment or amend the Applicable Margin;

(ii)

change the definition of Instructing Group;

(iii)

extend the due date, or alter the currency of, or reduce the amount of any payment due to that Bank under the Financing Documents to which it is a party;

(iv)

amend the terms of this Clause 29.04;

(v)

release any security constituted by the Security Documents other than security released in connection with any Permitted Disposal; or

(vi)

alter the priority of any liabilities under the Financing Documents,

in which case the consent of the Borrower and all of the Banks will be required.

29.05

Where the Agent’s consent or determination or waiver or satisfaction is requested in connection with the Financing Documents such consent or determination or waiver or satisfaction shall be given only in writing.

29.06

Where the Agent is instructed or authorised by an Instructing Group pursuant to Clauses 29.03(iii) or 29.03(iv) those Banks who do not form part of an Instructing Group hereby waive any rights which they may have against the Agent in respect of the Agent's giving any consent, determination, assurance, satisfaction or waiver or the Agent's refraining from exercising any right, power or discretion and the Banks shall indemnify the Agent in respect of any loss it may suffer as a result of taking or failing to take such action.

29.07

Notwithstanding anything to the contrary expressed or implied herein, the Agent and the Arranger shall not:

(i)

be bound to enquire as to:

(a)

whether or not any representation made by any Obligor in connection with the Financing Documents is true;

(b)

the occurrence or otherwise of any event which is or may become an Event of Default or Potential Event of Default;

(c)

the performance by any Obligor of its obligations under the Financing Documents;

(d)

any breach of or default by any of the Obligors of or under its obligations under the Financing Documents;

(ii)

be bound to account to any Bank for any sum or the profit element of any sum received by it for the Agent's own account;

(iii)

be bound to disclose to any person other than a Bank any information relating to any member of the Group if such disclosure would or might in its opinion constitute a breach of any law or regulation or duty of confidentiality;

(iv)

be under any obligations other than those for which express provision is made herein;

(v)

be bound to examine or enquire into or be responsible for the legality, validity, effectiveness, adequacy or enforceability of any of the Financing Documents or any agreement, assignment or other document relating thereto or its ability to exercise the rights, trusts, powers, authorities and discretions thereby conferred and so that neither the Agent or the Arranger shall be responsible for its inability to exercise any of the same or for any loss or damage thereby arising; or

(vi)

be bound to take any steps or perform any obligation or exercise any right or fulfil any request if to do so might in its sole opinion breach of conflict with or contradict or be contrary to any rule, regulation, law, regulatory requirement, court order or judgment in any jurisdiction or expose either of the Agent or the Arranger to any liabilities in any jurisdiction.

29.08

Each Bank shall, from time to time on demand by the Agent, indemnify the Agent against its Pro Rata Percentage of any and all costs, claims, expenses (including legal fees) and liabilities which the Agent may incur in acting in its capacity as agent hereunder save to the extent arising as a result of the gross negligence or wilful default of the Agent.

29.09

Neither the Agent nor the Arranger accepts any responsibility for the accuracy and/or completeness of the Accountants Report, the Due Diligence Reports or of any information supplied by any member of the Group in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any of them and neither the Agent nor the Arranger shall not be under any liability as a result of taking or omitting to take any action in relation to the Financing Documents or any of them.

29.10

Each of the Banks agrees that it will not assert or seek to assert against any director, officer or employee of the Agent or the Arranger any claim it might have against any of them in respect of the matters referred to in Clause 29.08.

29.11

The Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business on its own account with each member of the Group.

29.12

The Agent may following prior consultation with the Borrower and in accordance with the terms of Clause 32.04 resign its appointment hereunder at any time without assigning any reason therefor by giving not less than thirty days’ prior written notice to that effect to each of the other parties hereto provided that no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 29.

29.13

If the Agent gives notice of its resignation pursuant to Clause 29.12, then any reputable and experienced bank or other financial institution may following consultation with the Borrower be appointed as a successor to the Agent by an Instructing Group during the period of such notice but, if no such successor is so appointed, the Agent within sixty days of the giving of such notice may following consultation with the Borrower itself appoint such a successor.

29.14

If a successor to the Agent is appointed under the provisions of Clause 29.13, then (i) the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 29 and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

29.15

It is understood and agreed by each Bank that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, credit-worthiness, condition, affairs, status and nature of the Group and each member thereof and, accordingly, each Bank warrants to the Agent and the Arranger that it has not relied and will not hereafter rely on the Agent or the Arranger:

(i)

to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Group and each member thereof in connection with the Financing Documents or the transactions herein contemplated (whether or not such information has been or is hereafter circulated to such Bank by the Agent or the Arranger); or

(ii)

to assess or keep under review on its behalf the financial condition, credit-worthiness, condition, affairs, status or nature of the Group and each member thereof.

29.16

Without prejudice to the rights of the Agent pursuant to the Financing Documents an Instructing Group may resolve to remove the Agent from its appointment hereunder and on receipt by the Agent of notice of such resolution the provisions of Clauses 29.12, 29.13 and 29.14 shall apply mutatis mutandis as if the Agent had given the requisite notice under Clause 29.12 and the period of such notice had expired.

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PART 11

ASSIGNMENTS AND TRANSFERS

30.

Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and assigns.

31.

Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations under any of the Financing Documents.

32.

Assignments and Transfers by Banks

32.01

Any Bank may at any time after consultation with the Borrower and in accordance with the terms of Clause 32.04 assign or novate or otherwise transfer its rights and obligations under the Financing Documents in part (in a minimum amount of £30,000,000 (or its equivalent) or such lesser amount as the Agent may agree) or in whole to a Qualifying Bank provided that:

(i)

the Borrower and the Agent may continue to treat such Bank as a Bank named herein for all purposes hereof with respect to such assigned, novated or transferred rights and obligations until the Agent shall have received (a) an agreement in form and substance satisfactory to it providing that the assignee or transferee is bound by the Financing Documents with respect to such rights and obligations as fully and to the same extent as if it were the Bank originally obligated under such obligations or owned such rights and (b) its representation and warranty to the same effect as set forth in Clause 29.15 as of the effective date of the assignment, novation or transfer to such assignee or transferee;

(ii)

if any Bank wishes to transfer all or any of its rights and obligations under the Financing Documents pursuant to this Clause 32 such transfer may be effected by way of a Transfer Certificate and such Transfer Certificate shall for the purposes of this Clause 32 be deemed to be in a form and substance satisfactory to the Agent and shall be effective from and including the Transfer Date (as defined therein);

(iii)

the Borrower and each Bank other than the Existing Bank (as defined in any Transfer Certificate) hereby irrevocably authorise the Agent to execute that Transfer Certificate on its behalf as its agent and to deliver that executed Transfer Certificate to the New Bank (as therein defined) on its behalf;

(iv)

upon compliance with sub-Clause (i) above, all payments in respect of the rights assigned, novated or transferred with respect to such Available Commitment or proportion of Advances or portion thereof shall be made to the assignee or transferee, the assignee or transferee shall become a “Bank” for all purposes of the Financing Documents with respect to the rights and obligations assigned, novated or transferred to it, and the rights and obligations of the assigning or transferring Bank shall terminate; and

(v)

the assigning or transferring Bank shall pay the reasonable expenses of the Agent to administer and record any assignment, novation or transfer pursuant to this Clause 32 unless the assignee or transferee shall otherwise agree to pay such expenses, and the Agent shall have no obligation under sub-Clause (i) above to record or act on any such assignment, novation or transfer unless it receives payment or confirmation satisfactory to the Agent from the assigning or transferring Bank or the assignee or transferee that such reasonable expenses shall be paid.

32.02

Nothing in this Clause 32 shall prevent any Bank from granting participations in its rights with respect to any Advance if the existence of such participations does not affect the rights or obligations of any of the other parties to this Agreement.

32.03

The New Bank (as defined in the Transfer Certificate) shall, on the date on which an assignment or transfer takes effect, pay to the Agent for its own account a fee of £500.

32.04

If Bank of Scotland proposes at any time to cease to hold Commitrnents representing not less than 67% of the Total Commitments or proposes at any time to resign as the Agent it will give eight weeks notice of its intention to do so to the Borrower and the Borrower may (prior to the date of such cessation or resignation) prepay the Advances made to it by Bank of Scotland under this Agreement in accordance with the terms of this Agreement but without payment of any prepayment fee as is referred to in Clause 11.07 hereof.

33.

Disclosure of Information

Subject to obtaining a confidentiality undertaking in favour of the Borrower, any Bank may disclose to any actual or potential assignee or to any person who may otherwise enter into contractual relations with such Bank in relation to this Agreement such information about the Obligors and the Group as such Bank shall consider appropriate and may otherwise disclose any information about the Obligors and the Group which such Bank is required by law to disclose to any person.

34.

Syndication

The Borrower covenants to the Agent and Banks that it will without financial obligation on the part of the Borrower co-operate with the Agent and Banks in relation to the syndication of the Facility and assist such syndication by participating in site visits, management presentations, the preparation of an information memorandum and any associated reports and performing all other acts or preparing all other documents as are required by the Agent (acting reasonably) from time to time.

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PART 12

MISCELLANEOUS

35.

Calculation and Evidence of Debt

35.01

Deleted.

35.02

If on any occasion a Reference Bank fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent.

35.03

Each Bank shall maintain in accordance with its usual practice accounts evidencing the amount from time to time lent by and owing to it hereunder.

35.04

The Agent shall maintain on its books a control account or accounts in which shall be recorded (i) the amount of any Advance made or arising hereunder and each Bank’s share therein, (ii) the amount of all principal, interest and other sums due or to become due from any of the Obligors to any of the Banks hereunder and each Bank’s share therein and (iii) the amount of any sum received or recovered by the Agent hereunder and each Bank’s share therein.

35.05

In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clauses 35.03 and 35.04 shall in the absence of manifest error be prima facie evidence of the existence and amounts of the obligations of the Obligors therein recorded.

35.06

A certificate of a Bank as to (a) the amount by which a sum payable to it hereunder is to be increased under Clause 12.01 or (b) the amount for the time being required to indemnify it against any such cost or liability as is mentioned in Clause 12.02 or 14.01 or 22.05 shall, in the absence of manifest error, be prima facie evidence for the purposes of the Financing Documents and in any legal action or proceedings arising out of or in connection with this Agreement.

35.07

A certificate of the Agent as to the amount at any time due from any Obligor hereunder or the amount which, but for any of the obligations of any Obligor hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from any Obligor hereunder shall, in the absence of manifest error be prima facie evidence in any legal action or proceeding arising out of or in connection with this Agreement.

36.

Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Agent and the Banks or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

37.

Partial Invalidity

If at any time any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

38.

Amendments

The parties to this Agreement may from time to time agree to make amendments to the terms of this Agreement and may enter into such supplemental agreements as are required from time to time in order to give effect to such amendments. Such amendments may include, inter alia, the increase or reduction of the facilities made available under this Agreement.

39.

Further Assurance

The obligations of the Obligors and each other member of the Group under the Financing Documents shall be secured by the rights and interests conferred upon the Agent and the Banks under the Security Documents. The Borrower shall (and shall procure that the other Obligors shall) from time to time execute and deliver to the Agent and procure the execution and delivery by any member of the Group all such deeds and documents and do all such things as the Agent may require to perfect any security over the assets or any of them and undertaking of any such member of the Group.

40.

Notices

40.01

Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by fax or letter.

40.02

Any communication or document to be made or delivered by one person to another pursuant to this Agreement shall (unless that other person has by fifteen days' written notice to the Agent specified another address) be made or delivered to that other person at the address or fax number identified with its signature below and shall be deemed to have been made or delivered (in the case of any communication made by fax) when received legibly and in full by the recipient or (in the case of any communication made by letter) when left at that address or (as the case may be) two days after being deposited in the post postage prepaid in an envelope addressed to it at that address provided that any communication or document to be made or delivered by the Borrower to the Agent shall be effective only when received by the Agent marked for the attention of the department or officer identified with the Agent's signature below (or such other department or officer as the Agent shall form time to time specify for this purpose).

41.

Interpretation

Schedule 11 shall apply in interpreting this Agreement.

42.

Counterparts

This Agreement may be signed in any number of counterparts and by different parties to this Agreement on separate counterparts. Each of such counterparts shall, when executed and delivered to the Agent constitute one and the same agreement.

43.

Announcements

The Arranger shall be entitled (at its own expense) to make any press release, tombstone, advertisement or other similar public announcement or otherwise publish any information relating to or concerning the Acquisition or the Facility as it may wish (acting reasonably) provided that the Arranger shall obtain the consent of the Borrower prior to making any such announcement.

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PART 13

LAW AND JURISDICTION

44.

Law and Jurisdiction

44.01

This Agreement shall be governed by and construed in accordance with the laws of England.

44.02

The Borrower hereby irrevocably agrees for the benefit of the Agent and the Banks that the courts of England shall have non-exclusive jurisdiction to hear and determine any action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes irrevocably submits to the jurisdiction of such courts.

44.03

Each of the parties to this Agreement irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 44.02 being nominated as the forum to hear and determine any action or proceeding and to settle any disputes which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

44.04

The Borrower undertakes to procure that each of the Obligors irrevocably appoints Littlewoods Lotteries Limited to be its agent to accept service on its behalf from time to time provided that if it shall cease to exist or shall resign such appointment each Obligor shall forthwith appoint a replacement agent to the satisfaction of the Agent for this purpose and, if they shall fail to do so within five business days of a request to do so by the Agent to the Borrower, the Agent shall be entitled to appoint a replacement on behalf of the Obligors and the Borrower undertakes to procure that each of the Obligors agrees to indemnify the Agent for any costs arising therefrom and hereby irrevocably appoints the Agent as its attorney by way of security for the purpose of making such appointment.

44.05

The submission to the jurisdiction of the courts referred to in Clause 44.02 shall not (and shall not be construed so as to) limit the right of the Agent or any Bank to take proceedings against any party hereto in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

44.06

To the extent that any of the Obligors in any jurisdiction claims for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first written above.

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SCHEDULE 1

THE BANKS

Bank	Commitment (£)
The Governor and Company of the Bank of Scotland The Mound Edinburgh EH1 lYZ	104,000,000
104,000,000

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SCHEDULE 2

CONDITION PRECEDENT DOCUMENTS

[Initial Conditions superseded]

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SCHEDULE 3

FORM OF DRAWDOWN NOTICE

From:

To:

[Date]

Dear Sirs,

1.

We refer to the agreement (the “Facility Agreement”) dated ● 2000 and made between Rodime PLC and Others, The Governor and Company of the Bank of Scotland as Agent and Arranger and the banks named therein as Banks. Terms defined in the Facility Agreement shall have the same meanings in this notice.

2.

We hereby give you notice that, pursuant to the Facility Agreement and on [date of proposed Advance], the Borrower wishes to borrow an Advance of £● upon the terms and subject to the conditions contained in the Facility Agreement.

3.

We would like this Advance to have a first Interest Period of ● months’ duration.

Yours faithfully,

............................................

for and on behalf of
the Borrower

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SCHEDULE 4

REPAYMENTS

(1)	(2)
30 September 2002	£5,000,000
31 December 2002	£5,000,000
31 March 2003	£5,000,000
30 June 2003	£5,000,000
30 September 2003	£7,800,000
31 December 2003	£7,800,000
31 March 2004	£7,800,000
30 June 2004	£7,800,000
30 September 2004	£7,800,000
31 December2004	£7,800,000
31 March 2005	£9,300,000
30 June 2005	£9,300,000
30 September 2005	£9,300,000
31 December 2005	£9,300,000
£104,000,000

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SCHEDULE 5

MANDATORY COSTS FORMULA

1.

Mandatory Costs are an addition to the interest rate to compensate any Bank for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.

On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Bank in accordance with the paragraphs set out below. The Mandatory Costs will be calculated by the Agent as a weighted average of the Banks' Additional Cost Rates (weighted in proportion to the percentage participation of each Bank in the relevant Advance) and will be expressed as a percentage rate per annum.

3.

The Additional Cost Rate for any Bank lending from a Facility Office in a Participating Member State will be the percentage notified by that Bank to the Agent. This percentage will be certified by that Bank in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Bank's participation in all Advances made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.

The Additional Cost Rate for any Bank lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

(a)

in relation to a Sterling Advance:

AB + C(B - D) + E x 0.01	per cent. per annum
100 - (A+C)

(b):

in relation to an Advance in any currency other than Sterling:

E x 0.01	per cent. per annum.
300

Where:

A

is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Bank is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B

is the percentage rate of interest (excluding the Applicable Margin and the Mandatory Costs and, if the Advance is an unpaid sum, the additional rate of interest specified in Clause 37.02) payable for the relevant Interest Period on the Advance.

C

is the percentage (if any) of Eligible Liabilities which that Bank is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D

is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E

is designed to compensate Banks for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.

For the purposes of this Schedule:

(a)

“Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)

“Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)

“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)

“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.

In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.

If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.

Each Bank shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Bank shall supply the following information on or prior to the date on which it becomes a Bank:

(a)

the jurisdiction of its Facility Office; and

(b)

any other information that the Agent may reasonably require for such purpose.

Each Bank shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9.

The percentages of each Bank for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Bank notifies the Agent to the contrary, each Bank's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.

The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Bank and shall be entitled to assume that the information provided by any Bank or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.

The Agent shall distribute the additional amounts received as a result of the Mandatory Costs to the Banks on the basis of the Additional Cost Rate for each Bank based on the information provided by each Bank and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.

Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Costs, an Additional Cost Rate or any amount payable to a Bank shall, in the absence of manifest error, be conclusive and binding on all parties.

13.

The Agent may from time to time, after consultation with the Parent and the Banks determine and notify to the Banks and the Borrowers any amendments which are required to be made to this Schedule 5 in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on the Banks and the Borrowers.

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SCHEDULE 6

PERMITTED ENCUMBRANCES

1.

Encumbrances by way of title retention in the case of agreements required by the relevant supplier and entered into in the normal course of trade.

2.

Liens arising by operation of law and in the ordinary course of trade of the relevant member of the Group.

3.

Encumbrances constituted by the Security Documents.

4.

Encumbrances constituted with the prior written consent of an Instructing Group.

5.

Rights of set off arising in the ordinary course of trade between any member of the Group and its suppliers or customers.

6.

Encumbrances constituted in relation to any Finance Leases, hire purchase agreements, conditional sale agreements or other agreements for the acquisition or use of assets on deferred payment terms if and to the extent that the relevant member of the Group is permitted to enter into any such arrangements pursuant to the terms of this Agreement.

7.

Encumbrances constituted in relation to any bond or amount of up to £2,000,000 lodged by Littlewoods Isle of Man Limited with the relevant Isle of Man gaming authority.

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SCHEDULE 7

GROUP ORGANISATION CHART

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SCHEDULE 8

INITIAL SECURITIES

[Initial Securities granted]

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